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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         H.E.R.C. Products Incorporated
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                           (Title Class of Securities)

                                   404156-10-2
                                 -------------
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 23, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

                                  SCHEDULE 13D

- --------------------                                          -----------------
CUSIP No.404156-10-2                                          Page 2 of 6 Pages
- --------------------                                          -----------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barry Rubenstein
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                               (b)  |_|

         N/A
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         PF
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)        |_|


- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
 NUMBER OF
   SHARES
BENEFICIALLY        -----------------------------------------------------------
 OWNED BY           8    SHARED VOTING POWER
   EACH
 REPORTING                  205,884
  PERSON            -----------------------------------------------------------
   WITH             9   SOLE DISPOSITIVE POWER


                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                           205,884
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         205,884 shares (See Item 5(a)
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         The reporting person disclaims beneficial ownership of 104,473 shares
- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of H.E.R.C. Products Incorporated (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 3622 North 34th Avenue, Phoenix, Arizona 85017.

                  The percentage of beneficial ownership reflected in this statement is based upon 6,253,277 shares of Common Stock outstanding on August 23, 1996, which number has been provided to the Reporting Person by the Issuer.

Item 2.  Identity and Background.

                  No change to this Item.

Item 3.  Source and Amount of Funds or other Consideration.

                  The transactions covered by this Amendment No. 1 ("Amendment") to the Schedule 13D of Rubenstein were sales of Common Stock. Therefore, Item 3 is not currently applicable.

Item 4.  Purpose of Transactions.

                  The following replaces prior Item 4.

                  The transactions covered by this Amendment were sales in order to realize a profit on a portion of Rubenstein's investment represented by the Common Stock.

                  Rubenstein may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Rubenstein has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


                                     3 of 6

Item 5.  Interest in Securities of the Issuer.

                  The following replaces prior Item 5.

                  (a) Woodland Partners directly owns 88,236 Common Stock Purchase Warrants ("Warrants"). Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $2.00 per share at any time through and including April 3, 1999. Woodland Partners is a general partnership formed under the laws of New York, in which Rubenstein has a 90% interest. The remaining ownership interest of Woodland Partners is owned by Marilyn Rubenstein, the spouse of Rubenstein. Therefore, Rubenstein and Marilyn Rubenstein share voting and dispositive powers over the Common Stock beneficially owned by Woodland Partners. Rubenstein disclaims beneficial ownership of 8,824 Warrants and the underlying shares of Common Stock owned by Woodland Partners representing the shares of Common Stock and Warrants attributable to Marilyn Rubenstein.

             Dalewood Associates, L.P. directly owns 117,648 Warrants. Dalewood Associates, L.P. is a limited partnership of which the corporate general partner is Dalewood Associates, Inc. Rubenstein is the owner of 50% of the common stock of Dalewood Associates, Inc. and is an officer and director of Dalewood Associates, Inc.; therefore Rubenstein shares voting and dispositive powers with the other officers and directors over the Common Stock beneficially owned by Dalewood Associates, L.P. Each of Dalewood Associates, Inc., and Rubenstein is a limited partner of Dalewood Associates, L.P. Rubenstein disclaims beneficial ownership of 95,649 Warrants representing Warrants owned by the officers and directors of Dalewood Associates, Inc. and the limited partners of Dalewood Associates, L.P., other than Rubenstein.

                  (b) Rubenstein has shared voting and dispositive powers over the 88,236 shares of Common Stock beneficially owned by Woodland Partners and shared voting and dispositive powers over 117,648 shares of Common Stock beneficially owned by Dalewood Associates, L.P., as described in Item 5(a). Rubenstein disclaims beneficial ownership of 104,473 shares of Common Stock.

                  (c) The following listed sales of Common Stock were made by Woodland Partners and Dalewood Associates, L.P. on the Nasdaq SmallCap Market. Each transaction was an open market sale at the then current market price.

Woodland Partners

                          Number of Shares of
Date                       Common Stock Sold          Price Per Share

August 20, 1996                 50,000                      $1.50

August 23, 1996                 38,236                      $1.50



                                     4 of 6

Dalewood Associates, L.P.

                             Number of Shares of
Date                          Common Stock Sold          Price Per Share

June 18, 1996                       50,000                    $1.35

July 1, 1996                        10,000                    $1.55

July 23, 1996                       30,000                    $1.50

August 20, 1996                     10,000                    $1.50

August 23, 1996                     17,648                    $1.50



Item 6.  Contracts, Agreements, Understandings or
         Relationships with Respect to Securities of Issuer.

                  No change to this Item.


Item 7.  Materials to be Filed as Exhibits.

                  Exhibit 1: Form of Subscription Agreement, dated April 3, 1996, between the Issuer and investors. (Incorporated by reference from Exhibit (10)(11) to Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 - File No. 1-13012.)

                  Exhibit 2: Form of Warrant to purchase shares of Common Stock of the Issuer issued to investors. (Incorporated by reference from Exhibit (10)(10) to Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 - File No. 1-13012.)

                  Exhibit 3: Schedule of Differences of agreements with Woodland Partners and Dalewood Associates, L.P. from the forms. (Previously filed)


                                     5 of 6

                                    SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:  September 9, 1996


                                               /s/ Barry Rubenstein
                                               ------------------------------
                                               Barry Rubenstein



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